FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of September 2003 (September 15, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):  Not Applicable



Annexed hereto as Exhibit A is an announcement by The News Corporation Limited released to the Australian Stock Exchange ("ASX") on September 15, 2003.












































					SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


							THE NEWS CORPORATION LIMITED



Date:	September 15, 2003			By:	/s/ Arthur M. Siskind
								Arthur M. Siskind
								Director










					EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Announcement by The News Corporation
	Limited released to ASX on September 15, 2003.		6















































					EXHIBIT A




The News Corporation Limited

ABN 40 007 910 330
REGISTERED OFFICE: 121 King William Street, Adelaide, South Australia 5000
MAIL: GPO Box 339, Adelaide, South Australia 5001
TEL: +61 8 8206 2000 FAX: +61 8 8206 3630
E-MAIL: newscorp.shares@adv.newsltd.com.au

15 September 2003

Company Announcements Office
Australian Stock Exchange
ASX Online

Final Dividend - Dividend Reinvestment Plan Issue Prices

This is to advise that the share prices to be used to calculate entitlements to shares under the Company's Dividend Reinvestment
Plan are as follows:

Ordinary Shares (NCP) A$11.72
Preferred Shares (NCPDP) A$9.81

The shares will be allotted on 15 October 2003.

Rob Moon
Company Secretary - Resident